2/15


05005759

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Rich Minerals Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2832 FISCAL YEAR 8-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 2/15/05



KENWAY
MACK
SLUSARCHUK
STEWART LLP
Chartered Accountants
www.kmss.ca

82-2832

AR/S
8-31-04

Rich Minerals Corporation

Audited Financial Statements
August 31, 2004 and 2003

Auditors' Report

To the Shareholders of
Rich Minerals Corporation:

We have audited the consolidated balance sheets of Rich Minerals Corporation as at August 31, 2004 and 2003, and the consolidated statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as August 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The balance sheet as at August 31, 2002 and the statements of income and retained earnings and cash flows for the year then ended were reported on by another firm of chartered accountants, who issued an unqualified opinion in their report dated November 8, 2002.

Kenway Mack Slusarchuk Stewart LLP

November 12, 2004 | Chartered Accountants

220, 333 11 Avenue S.W.
Calgary, Alberta T2R 1L9
Telephone: (403) 233-7750
Fax: (403) 266-5267



RICH MINERALS CORPORATION
CONSOLIDATED BALANCE SHEETS

As at August 31,

ASSETS

	2004	2003	2002
CURRENT ASSETS			
Accounts receivable (Note 11 (b))	$ 3,731,547	$ 4,064,210	$ 3,202,266
Inventory and work in progress (Note 3)	599,803	625,311	260,963
Prepaid expenses and deposits	38,242	30,817	23,230
	4,369,592	4,720,338	3,486,459
OTHER ASSETS (Note 4)	135,112	135,112	135,112
PROPERTY, PLANT AND EQUIPMENT (Note 5)	1,150,453	1,208,377	1,379,971
	$ 5,655,157	$ 6,063,827	$ 5,001,542

LIABILITIES

	2004	2003	2002
CURRENT LIABILITIES			
Cheques issued in excess of funds on deposit (Note 6)	$ 318,593	$ 499,022	$ 218,685
Bank indebtedness (Note 6)	250,000	600,000	300,000
Accounts payable (Note 11 (a))	2,671,642	2,566,889	2,092,217
Current portion of loans payable (Note 7)	85,583	107,055	142,029
	3,325,818	3,772,966	2,752,931
LOANS PAYABLE, net of current portion (Note 7)	-	-	1,026
	3,325,818	3,772,966	2,753,957

SHAREHOLDERS' EQUITY

	2004	2003	2002
SHARE CAPITAL (Note 8)	2,276,325	2,276,325	2,276,325
RETAINED EARNINGS (DEFICIT)	53,014	14,536	(28,740)
	2,329,339	2,290,861	2,247,585
	$ 5,655,157	$ 6,063,827	$ 5,001,542

Approved on behalf of the board:

 Director

 Director

See accompanying notes

RICH MINERALS CORPORATION

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

Years ended August 31,

	2004	2003	2002
REVENUE	$ 10,635,721	$ 11,013,811	$ 8,447,131
DIRECT COSTS			
Equipment operating	1,997,940	1,839,100	1,463,010
Materials	4,566,860	4,916,614	3,585,552
Other	89,099	114,728	95,766
Salaries and wages	2,405,795	2,616,483	1,893,580
Subcontract	457,457	524,050	497,054
	9,517,151	10,010,975	7,534,962
GROSS MARGIN	1,118,570	1,002,836	912,169
NON-DIRECT COSTS			
Amortization	158,090	244,577	238,488
Interest	13,805	24,117	25,142
Management, consulting and professional fees	174,676	93,011	97,276
General and administrative	399,663	323,846	269,797
Salaries	323,301	289,462	291,410
Loss (gain) on disposition of equipment	10,557	(15,453)	-
Bad debts	-	-	52,151
	1,080,092	959,560	974,264
INCOME (LOSS) BEFORE INCOME TAXES	38,478	43,276	(62,095)
INCOME TAXES (Note 9)	-	-	-
INCOME (LOSS) FOR THE YEAR	38,478	43,276	(62,095)
RETAINED EARNINGS (DEFICIT), beginning of year	14,536	(28,740)	33,355
RETAINED EARNINGS (DEFICIT), end of year	$ 53,014	$ 14,536	$ (28,740)
BASIC & FULLY DILUTED EARNINGS (LOSS) PER SHARE (Note 2(i))	$ 0.002	$ 0.002	$ (0.003)

See accompanying notes

RICH MINERALS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended August 31,

	2004	2003	2002
CASH WAS PROVIDED (USED) BY:			
OPERATING ACTIVITIES			
Cash received from customers	$ 10,993,892	$ 9,787,519	$ 9,436,650
Cash paid to suppliers and employees	(10,317,464)	(10,250,210)	(9,443,850)
Interest paid	(13,805)	(24,117)	(24,877)
	662,623	(486,808)	(32,077)
INVESTING ACTIVITIES			
Purchase of equipment	(110,722)	(79,742)	(116,284)
Proceeds of disposition of equipment	-	22,213	-
Debenture	-	-	(15,391)
	(110,722)	(57,529)	(131,675)
FINANCING ACTIVITIES			
Proceeds from loans payable	-	-	32,900
Repayment of loans payable	(21,472)	(36,000)	(108,385)
Advance (repayment) of bank indebtedness	(350,000)	300,000	300,000
	(371,472)	264,000	224,515
INCREASE (DECREASE) IN CASH IN THE YEAR	180,429	(280,337)	60,763
CHEQUES ISSUED IN EXCESS OF FUNDS ON DEPOSIT, beginning of year	(499,022)	(218,685)	(279,448)
CHEQUES ISSUED IN EXCESS OF FUNDS ON DEPOSIT, end of year	$ (318,593)	$ (499,022)	$ (218,685)

See accompanying notes

1. Nature of operations

Rich Minerals Corporation ("the Company") was incorporated in Canada under the laws of the province of Alberta. The Company performs construction and contracting activities related to the installation of water lines and other utilities in residential and commercial applications and is investigating business prospects in the mining industry through its wholly owned subsidiaries.

2. Significant accounting policies

(a) Consolidation

These financial statements consolidate the accounts of the Company and its wholly-owned subsidiaries, Rich Contracting Ltd. and Rich Venture Corporation.

(b) Construction revenue and direct costs

The Company recognizes construction revenue and direct costs on the percentage of contract completion basis. In using this method, the Company records revenue by reference to third party engineer certification of work completed. Provisions for losses, if any, are recognized during the period in which the loss first becomes apparent.

(c) Inventory and work in progress

The Company records inventory of construction materials at the lesser of cost on a first in first out basis and market value. Work in progress, representing revenue that has not been billed, is recorded at the estimated billable value

(d) Property, plant and equipment

Property, plant and equipment are stated at cost less amortization. The Company provides for the amortization of property, plant and equipment other than buildings on the straight line basis over the estimated economic life of the related asset to an ultimate residual value at the following annual rates:

Excavating equipment	10% to 33%
Automotive equipment	10% to 33%
Construction equipment	20% to 33%
Office equipment	33% to 50%

The Company provides for the amortization of buildings on the declining balance basis at the rate of 5% per annum.

Effective September 1, 2003 the Company has adopted the CICA recommendations concerning the impairment of long-lived assets. Reviews for impairment of property, plant and equipment are undertaken whenever events or changes in circumstances (such as a decrease in sales price, an increase in operating costs) indicate that the carrying value of an asset may not be recoverable. In assessing recoverability, projected future net cash flows generated through the use and eventual disposition of the assets on a discounted cash flows basis are considered. Previously recoverability was considered on the basis of undiscounted cash flows. No impairment loss was recorded as a result of adoption of the CICA recommendations.

2. Significant accounting policies (continued)

(e) Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized based on differences between financial statement values of assets and liabilities and their respective tax values. Future tax assets and liabilities are measured using rates that are expected to apply when the future tax asset is realized or the future tax liability is settled. To the extent that the Company does not consider it to be more likely than not that a future asset will be recovered, it provides a valuation allowance against the excess.

(f) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Significant estimates are outlined below. Actual results could differ from those estimates.

The Company's policy of recognizing construction revenue and direct costs on the percentage of contract completion basis makes necessary the use of estimates as to the degree to which construction projects have been completed. These estimates are then utilized to determine the amount of revenue, direct costs and gross margin recognized, and to validate the Company's accounts receivable from customers. Estimates of contract completion are based on contract outputs and carried out by third party engineers engaged directly by the Company's customers.

The Company must also estimate the amortization of property, plant and equipment and the value of other assets and liabilities in order to allow the preparation of these financial statements.

(g) Segmented information

The Company has one operating segment, the installation and maintenance of underground utilities and ancillary services. The asset category of Other Assets represents an asset not utilized in the installation and maintenance of underground utilities. Other Assets generate no revenue, and due to their value as a proportion of all assets, are not disclosed as a separate operating segment.

(h) Stock option plan

The Company has established a stock option plan under which the Company may grant options to purchase common shares. Under the plan, the Company may grant options to acquire common shares, but the aggregate options so granted may not exceed ten percent of the common shares outstanding from time to time. The stock option plan typically allows for the granting of options for a five year term, vesting twenty percent annually over that term.

Effective September 1, 2003, the Company has elected to use the fair value based method to account for stock-based compensation. Under the provisions of the CICA Handbook, the accounting policy is being adopted on a prospective basis. As no options were granted in the reporting period there is no impact on the consolidated financial statements. The pro forma effect of stock-based compensation is disclosed in regards to options granted prior to adoption of the recommendation that vest in the years reported.

2. Significant accounting policies (continued)

(i) Earnings (loss) per share

The calculation of earnings (loss) per share is based on the weighted average number of shares outstanding during the year, being 24,033,000 in each of 2004, 2003 and 2002.

The Company utilizes the treasury stock method of calculating diluted earnings (loss) per share. Options to purchase 1,700,000 common shares (2003 - 1,700,000, 2002 - 1,700,000) were excluded from the computation of diluted net income per share because the exercise price of the options was greater than the average market price of the common shares.

(j) Cash and cash equivalents

The Company considers demand bank loans that are utilized periodically for day to day operations to be cash equivalents.

(k) Portfolio investments

Portfolio investments are recorded at cost. If there is other than a temporary decline in value, these investments are written down to provide for the loss.

3. Inventory and work in progress

	2004	2003	2002
Work in progress	$ 282,051	$ 282,008	$ 5,652
Inventory of materials	317,752	343,303	255,311
	$ 599,803	$ 625,311	$ 260,963

4. Other assets

	2004	2003	2002
Portfolio investment - equities	$ 135,112	$ 135,112	$ -
- non-interest bearing debentures	-	-	135,112
	$ 135,112	$ 135,112	$ 135,112

The Company agreed to participate in a series of transactions that ultimately resulted in the conversion of the non-interest bearing debentures, to common shares and warrants of a publicly traded corporation. The conversions did not result in a receipt or use of cash.

5. Property, plant and equipment

	Cost	Accumulated Amortization	Net Book Value
2004			
Land	$ 265,000	$ -	$ 265,000
Buildings	372,437	97,696	274,741
Excavating equipment	1,977,461	1,499,940	477,521
Automotive equipment	319,605	211,914	107,691
Construction equipment	89,328	82,109	7,219
Office equipment	110,530	92,249	18,281
	$ 3,134,361	$ 1,983,908	$ 1,150,453
2003			
Land	$ 265,000	$ -	$ 265,000
Buildings	372,437	83,235	289,202
Excavating equipment	1,889,028	1,403,961	485,067
Automotive equipment	340,205	189,506	150,699
Construction equipment	89,328	75,273	14,055
Office equipment	88,241	83,887	4,354
	$ 3,044,239	$ 1,835,862	$ 1,208,377
2002			
Land	$ 265,000	$ -	$ 265,000
Buildings	365,866	68,014	297,852
Excavating equipment	1,874,837	1,280,634	594,203
Automotive equipment	435,567	242,201	193,366
Construction equipment	86,502	58,862	27,640
Office equipment	83,963	82,053	1,910
	$ 3,111,735	$ 1,731,764	$ 1,379,971

6. Cheques issued in excess of funds on deposit and bank indebtedness

The Company has arranged with ATB Financial, a demand bank loan with no fixed terms of repayment, to a maximum of $1,000,000. The loan bears interest at the lender's prime rate of interest plus one percent. A general security agreement covering all the assets of the Company is pledged as security.

7. Loans payable

	2004	2003	2002
ATB Financial Demand loan bearing interest at lender's prime rate plus 1.5%, on which the lender is accepting repayment terms of monthly installments $1,700 (2003/2002 - 1.67% of the principal balance outstanding at the end of the previous month), plus interest. The assets of the Company are pledged as security.	$ 85,583	$ 106,029	$ 129,723
General Motors Acceptance Corporation of Canada, Limited Balance repaid during the current year.	-	1,026	13,332
	85,583	107,055	143,055
Less current portion	(85,583)	(107,055)	(142,029)
	$ -	$ -	$ 1,026

8. Share capital

(a) Shares authorized

Unlimited common shares
Unlimited preferred shares

(b) Shares issued

	Common Shares	Consideration
Balance, August 31, 2002, 2003 and 2004	24,033,000	$ 2,276,325

No preferred shares have been issued.

8. Share capital (continued)

(c) Shares under option

Options to acquire shares at a price of $0.16 per share were granted in fiscal 2001 when the market value of the shares was $0.24. The stock options outstanding, which expire July, 2006, may be summarized as follows:

Fiscal Year	Options Outstanding Beginning of Year	Forfeited/ Expired in the Year	Options Outstanding End of Year	Options Exercisable at Year End
2002	2,400,000	(700,000)	1,700,000	680,000
2003	1,700,000	-	1,700,000	1,020,000
2004	1,700,000	-	1,700,000	1,360,000

Fiscal Year	Fair Value of options vested during the Year	Additional Expense per share had fair value method been used	Income (loss) per share had fair value method been used
2002	$ 40,000	$ 0.002	$(0.005)
2003	$ 68,000	$ 0.003	$(0.001)
2004	$ 68,000	$ 0.003	$(0.001)

In calculating the fair value of options granted and/or vesting of option grants, the Company utilized the following assumptions:

- risk-free interest rate of 5.32%;
- expected option life of five years;
- expected volatility of 100%;
- no dividends expected; and
- the weighted average grant date fair value of each option granted was $0.20.

9. Income taxes

The provision for income taxes recorded in the financial statements differs from the amount which would be obtained by applying the statutory income tax rate of 33.62% (2003 - 36.62%, 2002 - 40.08%) to the income (loss) for the years as follows:

	2004	2003	2002
Income (loss) before income taxes	$ 38,478	$ 43,276	$ (62,095)
Expected provision for (recovery of) income taxes	$ 12,937	$ 15,848	$ (24,888)
Variances arising from non-deductible expenses for income tax purposes	18,289	14,232	15,588
Change in valuation allowance	(30,800)	(35,838)	(3,723)
Other	(474)	5,758	13,023
Actual provision for (recovery of) income taxes	$ -	$ -	$ -

The tax effects of temporary differences that give rise to significant portions of future tax assets and future tax liabilities consist of:

	2004	2003	2002
Future income tax assets:			
Non-capital loss carryforwards	$ 117,500	$ 240,600	$ 385,816
Capital loss carryforwards	11,800	11,800	11,800
Future income tax assets before valuation allowance	129,300	252,400	397,616
Valuation allowance	(10,100)	(40,900)	(76,738)
	119,200	211,500	320,879
Future income tax liabilities:			
Property, plant and equipment	58,400	65,200	98,467
Deferred income	60,800	146,300	222,412
	119,200	211,500	320,879
Total net future income tax assets	$ -	$ -	$ -

10. Commitments

The Company has entered into agreements for the lease of vehicles. Minimum lease payments are due as follows:

Fiscal 2005	40,339
Fiscal 2006	30,880
Fiscal 2007	1,988
	$ 73,207

11. Transactions with related parties

The Company has entered into a series of transactions with corporations controlled by officers of the Company. All transactions with related parties are incurred in the course of normal operations, and are measured at exchange values, which is the amount agreed by the parties.

(a) Leasing transactions

The Company has entered into agreements to rent excavating equipment on a month to month basis from a corporation wholly-owned by an officer of the Company ("the lessor"). The Company has the right to terminate these rental agreements at any time with no penalty.

	2004	2003	2002
Equipment rental costs	$ 644,100	$ 490,500	$ 457,800

At August 31, 2004 accounts payable includes amount owing to the lessor of $81,855 (2003 – NIL, 2002 - NIL)

(b) Contracting transactions

The Company has entered into agreements with a corporation wholly-owned by an officer of the Company ("the contractor"). The contractor is a general contractor. The Company has agreed to provide to the contractor its services as an underground utility subcontractor.

The Company's transactions with the contractor may be summarized as follows:

	2004	2003	2002
Included in revenue			
Contract revenue	$1,823,357	$ 1,226,855	$ 42,976
Management fees			150,000
Premises rental	12,000	12,000	12,000
	$ 1,835,357	$ 1,238,855	$ 204,976

At August 31, 2004, the contractor owed $1,518,924 (2003 - $696,630; 2002 –NIL) to the Company which are included in accounts receivable.

12. Financial instruments

The Company's financial instruments consist of accounts receivable, portfolio investment, bank overdraft, bank indebtedness, accounts payable, and loans payable.

(a) Fair values

The Company is of the opinion that the fair values of accounts receivable, portfolio investment (2004) and accounts payable approximate their respective carrying values due to the relatively short-term maturity. In fiscal 2003 and 2002 it was not practical within the constraints of timeliness and cost to determine the fair value of the portfolio investment with sufficient reliability. The carrying value of bank overdraft, bank indebtedness and loans payable approximates the fair value as the interest rates are consistent with the current rates offered to the Company with similar terms.

(b) Interest rate risk

The Company is exposed to interest rate risk on its demand bank loans arising from fluctuations in the prime interest rate.

(c) Credit risk

Substantially all the Company's accounts receivable relate to the Company's activities in the residential land development industry and the Company may therefore be considered to have credit risk exposure to that industry. As well, within this industry, due to the size of the individual projects, the Company may be considered to have exposure to a concentration of credit risk from individual customers. The Company has determined that its maximum significant concentration of credit risk in respect of accounts receivable at August 31, 2004 was $1,830,688 (2003 - $2,045,831 2002 - $760,659).

13. Economic Dependence

The Company earns revenue from a variety of entities. In fiscal 2004, the Company's revenue included $6,989,741 from eight unrelated (to the Company or to each other) customers (2003 - $6,045,455-three; 2002 - $4,617,135 - two).